Mail Stop 3561

June 13, 2008

Mr. William Koziel
 Chief Financial Officer
COSI, INC.
1751 Lake Cook Road, Suite 600
Deerfield, Illinois 60015

  Re: Cosi, Inc.
    Supplemental response letter regarding the Form 10-K for the year ended December 31, 2007
    File No. 0-50052

    and

    Supplemental response letter regarding the Schedule 14A

Dear Mr. Koziel:

  We have reviewed your supplemental response letter to us dated May 16, 2008 in response to our letter of comment dated April 30, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-K (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 37

1.   We have reviewed your response to prior comment 2. We note that the balance sheet line item "Other long-term liabilities" includes accrued contractual lease increases of approximately $5.4 million as described in the seventh paragraph under "Commitments" of Note 12 to the audited financial statements. In future filings, under the MD&A section of "Contractual Obligations," please include these accrued contractual lease increases or expand note (2) to the table if such obligation is reflected in the tabular line item "Operating leases." In addition, with regards to your March 31, 2008 Quarterly Report on Form 10-Q, please expand note (1) of the MD&A section of "Contractual Obligations," to describe the nature of this 'long-term debt' obligation as discussed in your supplemental response as a trademark infringement settlement. Please revise in future filings.

Schedule 14A

Components and Analysis of Total Compensation, page 18

2.   Although we note your response to prior comment 6, the disclosure in your proxy statement appears to indicate that your incentive compensation is largely determined by whether certain performance goals have been achieved. As such, please confirm that you will disclose these performance goals in your future filings or clarify to us, and in future filings, what you mean by the disclosure in the proxy regarding company and individual performance goals as it relates to annual cash incentive compensation and long term equity-based compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us at this time with a detailed explanation for such conclusion.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Mr. Daniel Morris, Staff Attorney, at (202) 551-3314, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief